UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2015 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant, including the press release attached hereto and incorporated by reference herein, are incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration No. 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

On November 30, 2015, Perion Network Ltd. (the “Company”) entered into a definitive Securities Purchase Agreement (the “Securities Purchase Agreement”) with J.P. Morgan Asset Management, on behalf of two of its clients (the “Investors”), with respect to a private placement of ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) for gross proceeds of $10.125 million (the “Offering”).

The purchase price per share in the Offering (the “Per Share Purchase Price”) will be equal to the lesser of (i) the average of the closing prices of an Ordinary Share on the Nasdaq Global Select Market for the 30 days ending on December 1, 2015 (the “Determination Date”) and (ii) the closing price of an Ordinary Share on the Nasdaq Global Select Market on the Determination Date. In the event that on the date that is nine months after the Determination Date the 15-day weighted average price of an Ordinary Share is less than 115% of the Per Share Purchase Price, the Per Share Purchase Price will be adjusted downward 1% for each 1% that it is lower than such price, up to a maximum adjustment of 15%, and the Company will issue to the Investor such number of additional Ordinary Shares as is necessary so that the Investor will receive such number of Ordinary Shares in total that it would have purchased at the closing of the Offering at such lower price.

The Securities Purchase Agreement contains customary covenants, representations and warranties of the parties, including, among others, a covenant by the Company that it will use the net proceeds from the Offering for working capital purposes.

In connection with the Offering, the Company also agreed to enter into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”) pursuant to which the Company will grant to the Investors certain registration rights related to the Ordinary Shares issued to the Investors in the Offering. The Company will be required to file a registration statement on Form F-3 for the resale of the Ordinary Shares within 30 days following the closing date of the Offering and to use its reasonable efforts to cause such registration statement to be declared effective within 120 days following the closing date. The Company may incur liquidated damages if it does not meet its registration obligations under the Registration Rights Agreement. The Company also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

The consummation of the Offering is subject to a number of conditions, including the approval of the Tel Aviv Stock Exchange for the listing of the Ordinary Shares thereon.  The Offering is expected to close on or by December 8, 2015.

The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and the Registration Rights Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder.

Exhibit 1:	Press Release: Perion Receives Equity Investment from J.P. Morgan Asset Management - Establishes Credit Facility with Bank Leumi, dated December 1, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By: /s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary &
General Counsel

Date: December 1, 2015

Exhibit Index

Exhibit 1:	Press Release: Perion Receives Equity Investment from J.P. Morgan Asset Management - Establishes Credit Facility with Bank Leumi, dated December 1, 2015.